EPICUS COMMUNICATIONS GROUP, INC.
                           1750 Osceola Drive
                         West Palm Beach, FL 33409




                                       April 12, 2004




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Epicus Communications Group, Inc.(the "Company")(formally, Phoenix International Industries, Inc.)
     	Form SB-2 filed 2001-11-15, File No. 333-73418
     	Form SB-2A filed 2002-01-22, File No. 333-71008
     	Form SB-2A filed 2002-02-07, File No. 333-71008
     	Form SB-2A filed 2002-05-17, File No. 333-73418
     	Form SB-2A filed 2002-05-02, File No. 333-71008

Ladies and Gentlemen:

     We previously filed the above-referenced Forms SB-2 and SB-2A registration statements.

We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because Epicus Communications Group intends to amend the terms of the underlying agreement and will register the shares of common stock for the new agreement on another registration statement. If you have any questions concerning this matter, please contact Thomas Donaldson, VP Epicus Communications Group, Inc. at 561 688 0440.


     Thank you for your assistance in this matter.


                                       EPICUS COMMUNICATIONS GROUP, INC.


                                       By: /s/ Gerard Haryman
                                          Gerard Haryman
                                          President